August 26, 2005

SEC FILE NO. 000-28288
VIA FACSIMILE AND FIRST CLASS MAIL
Mr. Gary Todd
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Securities and Exchange Commission letter dated June 14, 2005 (the “Comment Letter”), Cardiogenesis Corporation’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005 (File No. 000-28288)
Dear Mr. Todd:
     The Staff provided comments, by letter dated June 14, 2005 (the “Comment Letter”), to the Company’s Registration Statement on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005.
     Each comment contained in the Comment Letter has been set forth below immediately prior to our response and each response has been numbered to correspond to the sequential numbering of the Comment Letter.

Mr. Gary Todd
August 26, 2005

FORM 10K RESPONSES
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pg 27
1) Results of Operations, page 28
COMMENT: We see that research and development expenses in both 2004 and 2003 were reduced by reversals of “amounts recorded in prior years for estimated clinical trial obligations subsequently determined not to be needed.” In a supplemental response, tell us more about how you account for clinical trial obligations. Provide a full explanation of your underlying policies and practices and clarify the bases in GAAP. Tell us when the accruals were originally provided and explain why they were appropriate when recorded. Also describe the factors leading you to conclude that the provisions were no longer necessary and explain why the timing of the reversals in appropriate. In future filings please make accounting policy disclosure for this matter, including disclosure about the nature and extent of estimates and uncertainties underlying the accounting.
RESPONSE: From 1996-2000, Cardiogenesis operated several clinical trials on the TMR and PMC cardiovascular procedures. Under the trial agreements, the various hospital institutions were to be paid by Cardiogenesis when the initial procedure and subsequent follow-up examinations were performed. The trial agreement indicated a specific reimbursement amount per procedure or follow-up.
When each procedure or follow-up was performed, Cardiogenesis accrued the amount owed for the procedure. This is consistent with GAAP since Cardiogenesis recognized the expense when the triggering event, the procedure, occurred. Pursuant to the investigational agreement, the hospital institutions were to invoice Cardiogenesis for the procedure and submit the Case Report Form (“CRF”) which documents the physician or nurse’s evaluation of the patient. Once the invoice and CRF were submitted, Cardiogenesis remitted payment to the institution.
In a number of cases, the institutions submitted the CRF but did not invoice us for the procedures. In cases where the institution did not invoice us, the clinical accrual remained on our books for a number of years and did not change. We contacted our legal counsel to determine what contractual obligations we had to satisfy payments if an invoice or other demand for payment were to be presented to us. Outside legal counsel informed us that the contracts with the institutions fell under contract law and that the State of California’s statute of limitations for a contract is 4 years.

Mr. Gary Todd
August 26, 2005

To determine which specific clinical trial accrual to reduce, we used our clinical trial worksheet which reflects the date of procedure, the institution and the amount accrued. Using the statute of limitations under State of California contract law as our basis for reversal, we reversed the accrual 4 years following the date the procedure was performed and the related accrual was made. As of the date of this letter, there are no remaining such accruals on our balance sheet.
2) Liquidity and Capital Resources, page 31
COMMENT: We refer to the contractual obligations table on page 33. In future filings please present the convertible note obligation in its gross amount. As appropriate, the disclosure should also present explanation about the restricted cash to the extent important to an understanding of the arrangement and your obligations thereunder. Also apply this comment to the table of future principal obligations presented in Note 7.
RESPONSE: We have noted your comment and will incorporate the changes into our future filings.
Consolidated Financial Statements
3) Consolidated Balance Sheet, pg 44:
COMMENT: Please expand the footnotes to future filings to clarify the nature of and basis for the item titled “other long-term liability”. Alternatively, provide a more specific caption title. Also tell us about this item supplementally.
RESPONSE: The $496,000 on the Consolidated Balance Sheets with the heading “Other long-term liability” represents the fair value of the warrant the Company issued in January 2004 to purchase 3,100,000 shares of the Company’s common stock at a price of $1.37 per share. Please refer to page 32 of the Company’s Form 10-K which describes the warrant issuance under liquidity. The description that the $496,000 represents the fair value of the warrant will be disclosed in the future in our notes to our consolidated financial statements.
4) Consolidated Statements of Operations and Comprehensive Loss, pg 45:
COMMENT: In future filings provide a more specific description of the item labeled “other non-cash expense” totaling $290,000 for 2004. Also tell us about this item in your response.
RESPONSE: Please refer to the table on page 30 of the Company’s Form 10-K with respect to the discussion on Non-Operating Expense (Income). The purpose of this table was to provide detail to the reader for each non-operating expense line item on the income statement. The line

Mr. Gary Todd
August 26, 2005

item on the income statement titled “Other non-cash expense” for $290,000 corresponds to the line item on the table on page 30 titled “Other non-cash expense- Change in fair value of warrants”.
As of December 31, 2004, we had 2 warrants outstanding. The sum of the changes in fair value total $290,000 as follows:
1.	In January 2004, we issued a warrant to a private investor to purchase 3,100,000 shares of our common stock (please see pg. 32 paragraph 1). This warrant was recorded on our balance sheet in October 2004, as explained in Response #5 below, at $341,000. At 12/31/04 the fair value of this warrant increased to $496,000, as shown on the balance sheet line item “Other long-term liability”, and therefore, the $155,000 income statement impact was a component of the $290,000 shown on the line item “other non-cash expense.
2.	In October 2004, we issued another warrant to a different investor to purchase an aggregate of 2,640,000 shares of our common stock (please see pg. 32 paragraph 2). In October, we recorded the fair value of the warrant, which was $631,000. At 12/31/04 the fair value of this warrant increased to $766,000 and was included on the line titled “Secured Convertible Term Note and related obligations”. The difference of $135,000 was the remaining component of the income statement line item titled “other non-cash expense” totaling $290,000.
This information will be clarified in future filings.
5) Consolidated Statements of Shareholders’ Equity, page 46:
COMMENT: In future filings please present footnote disclosure describing the nature of and reason for the $341,000 reclassification of stock purchase warrants from equity to long-term liabilities. Also address this matter in your response.
RESPONSE: With the signing of the Laurus agreement in October 2004, we no longer had enough authorized shares to cover potential conversion of every equity instrument currently outstanding. Under EITF 00-19, it is assumed that there may be a circumstance that cash payment may have to be made by the Company to compensate the holder of these instruments, if authorized shares are not available. Therefore, in October 2004, we recognized a liability for the value of the warrants at the date of the signing of the agreement with Laurus (a debit to equity and a credit to long-term liabilities for $341,000). At 12/31/04 the value of the warrant had increased to $496,000 (shown in the line item “Other long-term liability” on the balance sheet) and therefore, we recognized an expense of $155,000 included in “Other non-cash expense” on the income statement for $155,000 to “mark to market” the value of the warrant (debit expense $155,000 and credit the liability for $155,000). This information will be clarified in future filings.

Mr. Gary Todd
August 26, 2005

Note 2: Summary of Significant Accounting Policies, page 48
6) Revenue Recognition, page 50:
COMMENT: We see that you loan laser devices to hospitals in transactions where hospitals agree to purchase a minimum number of handpieces at a premium over the list price. We note that you normally amortize the premium over the twenty-four month useful life assigned to the lasers. Tell us more about this accounting and support that your methods are appropriate in GAAP. In connection with that response, clarify the following:
a) With respect to the lasers, tell us whether lease accounting is applicable. In substance, are these leasing arrangements? If so, how does your accounting to conform to the requirements of leasing GAAP, including SFAS No. 13?
•	We believe that EITF 01-8, “Determining Whether an Arrangement Contains a Lease,” is relevant with respect to this issue. The EITF indicates that inventory should be excluded from SFAS No. 13, “Accounting for Leases.” We believe our laser inventory does qualify as inventory as contemplated by the EITF 01-8 and SFAS No. 13. More importantly, however, we want to emphasize that substantially all of our evaluation contracts signed by our customers have no explicit contractual term as to the length of such arrangements. These evaluation contracts are set up to allow customers to use the lasers over a trial period, which is not defined in the contract and ultimately varies from customer to customer, with the intention of negotiating a subsequent sale of such lasers within a relatively short time period. The evaluation period begins when the laser is installed at the customer location and remains our property until such time that the customer purchases the laser at a mutually agreed to price. Following the completion of the trial period, which in substantially all instances is 90 days to 2 years, we evaluate the prospects for future sales in handpieces and/or the sale of the actual laser unit with this customer and will either allow the laser to remain at the customer location for an additional limited period, negotiate the sale of the laser to the customer, or arrange for the return of the laser to our warehouse. Accordingly, since there is no definitive contractual period in connection with these evaluation contracts, we have concluded that such contracts are excluded from SFAS No. 13 consideration.
b) Describe the basis for concluding that the lasers have a twenty-four month useful life. Do customers who purchase laser devices need to replace those units every two years?
•	As noted above, because these evaluation contracts do not have explicitly stated contractual lengths of time, and because our intent, using the evaluation contracts as a promotional vehicle, is to allow for the demonstration of the effectiveness of the laser to effect a subsequent sale of said laser over a relatively short time period, we have determined that it would be unusual for the actual terms of the evaluation contract to exceed 24 months. As a result, we believe that revenue is properly deferred over the

Mr. Gary Todd
August 26, 2005

period of usage of the evaluation contract (i.e., revenue recognition is not front-loaded) and that in the event of subsequent laser sales resulting from successful customer evaluations, that such sales transactions are recorded according to our standard commercial terms.
c) Further clarify how you record and relieve deferred revenues, including timing. Are the minimum handpieces shipped at the inception of the arrangement? If not, how do you apply the twenty-four month useful life assumption? For instance, if a handpiece is shipped six months after inception of an arrangement, is the premium amortized over twenty-four months or over the remaining eighteen month useful life of the laser?
•	Handpieces are typically ordered and shipped ratably over the various evaluation periods, as noted above. When we sell a handpiece above the list price in accordance with evaluation contracts, the portion of the premiums that we recognize in one month must be equal to or less than 1/24th of the laser’s fair value (i.e., our average commercial selling price). Therefore, if the laser has been loaned to (i.e., under evaluation with) a specific customer for less than 24 months, any handpiece premiums during a month that are in excess of 1/24th of the laser’s fair value must be recognized in a subsequent month. In the next month, the portion of the previous month’s deferred premiums and the current month’s premiums if any can be recognized up to 1/24th of the laser value. If a specific laser has been at a facility for greater than 24 months, which is uncommon, any remaining deferred premiums are recognized in full.
d) Tell us how you determined the amount of consideration to be assigned to the handpieces and the loaned lasers. Why is it appropriate to assign only the premium over the list price to revenue from the loaned laser?
•	The methodology was based on the fact that when a customer is not paying an outright fee to buy or use the laser, customers are willing to pay a premium over the list price for handpieces since there is inherent value to the customer in using the laser. This inherent value is easily determined because substantially all customers not under evaluation contracts pay the actual list price for such handpieces.
e) Tell us and disclose in future filings how you account for loaned lasers that are converted to outright sales during the loan period.
•	When a laser is converted to an outright sale during the loan period, the laser is removed from our books as follows:
1.	The accumulated amortized cost recorded to date is debited.

2.	The gross book value of this inventory is credited.

3.	The net debit (i.e., “2” less “1”) is then expensed as cost of goods sold.

Mr. Gary Todd
August 26, 2005

4.	The actual sales price of the laser is recognized as revenue and the related amount due from the customer in connection with the sale is debited to accounts receivable.

5.	Any remaining deferred revenue from premiums associated with handpieces on this specific evaluation contract is recognized.
7) Warranties, page 51
COMMENT: Unless insignificant, expand future filings to present the quantitative disclosures about warranties required by paragraph 14 of FIN 45.
RESPONSE: We have noted your comment and will incorporate the change into our future filings.
Note 7. Long-term liabilities, pg 55
8) COMMENT: In future filings please present a numerical reconciliation between the principal amount of the note and the carrying amount of the indebtedness on your balance sheet. Here, or in MD&A, please also present some disclosure about the nature of an embedded derivative, including reasonably specific disclosure about why you believe each of the identified items is a derivative defined in SFAS 133.
RESPONSE: We have noted your comments and will incorporate the changes into our future filings.
9) COMMENT: We see the significant impact of the embedded derivatives on your operating results. The valuation of derivatives can be complex and entail significant judgment. Please expand MD&A to describe the nature and extent of uncertainties with respect to these valuations, including discussion about why you believe you have selected appropriate models and assumptions. Clarify why you believe the assigned fair values are appropriate. Given the nature of these estimates, it appears that a critical accounting policy may be necessary.
RESPONSE: We have noted your comments and will incorporate the changes into our future filings.
10) COMMENT: In a supplemental response, tell us why each of the six bulleted items is a derivative that should be bifurcated and accounted for separately under FAS 133. With respect to each item, explain your consideration of paragraph 6 of the Standard. Please also specifically identify how you valued each of the bulleted items.

Mr. Gary Todd
August 26, 2005

RESPONSE: The Company supplementally informs the Staff of the following:
1)	The Note is convertible at the holder’s option at any time at the fixed conversion price of $.50 per share. This conversion feature has been identified as an embedded derivative and has been bifurcated and recorded on the Company’s balance sheet at its fair value;
Derivative explanation:
• The conversion feature meets the definition of a derivative, as it has an underlying, (common stock is issuable at $.50 per share exercise price), notional amounts of the monthly principal and interest payments, and requires no initial net investment and has the characteristic of net settlement whereby it allows for the physical delivery of common stock that is readily convertible and fails the EITF 00-19 analysis, which results in circumstance under which the Company may be required to settle in cash.
• Per FAS 133 para 61(k), an embedded conversion feature that meets the definition of a derivative if freestanding would be bifurcated unless it meets the paragraph 11(a) scope exception.
• The note is contingent upon holder’s ownership percent in the issuer’s stock and convertible into common stock. Pursuant to EITF 01-6, these features are based on the observable “market” for the issuer’s stock. Therefore, this conversion feature is deemed solely indexed to the Company’s own stock.
• Performed an EITF 00-19 analysis to determine if it meets the FAS 133 paragraph 11(a) scope exception and it was deemed a liability.
• Since the embedded feature is not classified as equity it does not meet the FAS 133 para 11(a) scope exception. Valuation is required.
Valuation of derivative by outside valuation firm:
•	We used an outside valuation firm to assist in the valuation of this derivative. The valuation method used was an American call option using the Binomial Option Pricing Model.
2)	Beginning May 2005, the Company is required to make monthly principal payments of $100,000 per month. The monthly payment as well as related accrued interest must be converted to common stock at the fixed conversion price of $.50 if the fair value of the Company’s common stock is greater than $0.55 per share for the 5 days preceding the payment due date. This conversion feature has been identified as an embedded derivative and has been bifurcated and recorded on the Company’s balance sheet at its fair value;
Derivative explanation:
• The interest rate feature meets the definition of a derivative, as it has an underlying (monthly payment of principal and an underlying event related to the inability to convert to

Mr. Gary Todd
August 26, 2005

shares), notional amounts ($100k and 3%), and requires no initial net investment, and has the characteristic of net settlement (as it requires gross delivery of cash).
• The 3% premium is payable only in the event that the issuer owns more than 4.99% of the issuer’s common stock. Under EITF 01-6, this is viewed as being indexed to the Company’s stock. Indexation to the Company’s common stock is not clearly and closely related to the debt host (FAS133 para 61(h)).
Valuation of derivative by outside valuation firm:
•	We used an outside valuation firm to assist in the valuation of this derivative. The derivative was valued as a series of put options. The value of call options per share maturing in each payment period was calculated using binomial models. The value of put options per share maturing in each payment period was then determined using put-call parity. Finally, multiplying the value of the put per share by the number of shares converted resulted in the monthly payment’s put option. Summing up the monthly payment’s put option resulted in the fair value of amortized principal’s monthly payments.
3)	Restricted cash must be converted at a fixed conversion price of $.50 per share if the fair value of the Company’s common stock is greater than 125%, 150% or 175% (each threshold must meet higher trading volume limits) of the initial fixed conversion price of $.50 per share. This conversion feature has been identified as an embedded derivative and has been bifurcated and recorded on the Company’s balance sheet at its fair value;
Derivative explanation:
• The conversion feature meets the definition of a derivative, as it has an underlying (common stock fair value), notional amounts (the restricted component of debt), requires no initial net investment and has the characteristic of net settlement as it allows for the physical delivery of common stock that is readily convertible and fails the EITF 00-19 analysis, which results in circumstance under which the Company may be required to settle in cash.
• Per FAS 133 para 61(k), an embedded conversion feature that meets the definition of a derivative if freestanding would be bifurcated unless it meets the paragraph 11(a) scope exception.
• Indexed to common stock fair value, contingent upon common stock volume and holder’s ownership percent in the issuer’s stock and convertible into common stock. Pursuant to EITF 01-6, all of these features are based on the observable “market” for the issuer’s stock. Therefore, this conversion feature is deemed solely indexed to the Company’s own stock.
• EITF 00-19 analysis to determine if it met the FAS 133 paragraph 11(a) scope exception and deemed a liability.

Mr. Gary Todd
August 26, 2005

Valuation of derivative by outside valuation firm:
•	We used an outside valuation firm to assist in the valuation of this derivative. The derivative was valued as a series of put options. The value of call options per share maturing in each payment period was calculated using binomial models. The value of put options per share maturing in each payment period was then determined using put-call parity. Finally, multiplying the value of the put per share by the number of shares converted resulted in the monthly payment’s put option. Summing up the monthly payment’s put option resulted in the fair value of amortized principal’s monthly payments.
4)	Annual interest on the Note is equal to the “prime rate” published in The Wall Street Journal from time to time, plus two percent (2.0%), provided that such annual rate of interest may not be less than six and one-half percent (6.5%). For every 25% increase in the Company’s common stock fair value above $.50 per share, the interest rate will be reduced by 2%. The interest rate may never be reduced below 0%. Interest on the Note is payable monthly in arrears on the first day of each month during the term of the Note, beginning November 2004. The potential interest rate reduction due to future possible increases in the Company’s stock price has been identified as an embedded derivative and has been bifurcated and recorded on the Company’s balance sheet at its fair value;
Derivative explanation:
• The interest rate feature meets the definition of a derivative, as it has an underlying (value of common stock), notional amounts (the Prime+2%), requires no initial net investment and has the characteristic of net settlement (as it requires gross delivery of cash in the form of interest).
• Both the 6.5% and 0% floors are considered clearly and closely related (and do not require bifurcation) in accordance with FAS 133 para 61(f).
The indexation to the price of the Company’s common stock is not clearly and closely related to the debt host (FAS133 para 61(h)).
Valuation of derivative by outside valuation firm:
• We used an outside valuation firm to assist in the valuation of this derivative.
This derivative has the potential to reduce the amount of interest that we have to pay to the Note holders. Therefore, we calculated the weighted probability of the interest rate each month using a binomial stock price probability tree. Based on the estimated interest rate schedule, the expected monthly interest payments were calculated and summed up. Then we calculated the total interest payment of the Note using prime plus 2% assuming the Note did not have the interest rate derivative. The value of the interest rate derivative was

Mr. Gary Todd
August 26, 2005

the difference of the expected interest payment amount for the Note with the derivative and without.
5)	The Note agreement includes a liquidated damages provision based on any failure to meet registration requirements for shares issuable under the conversion of the note or exercise of the warrants by February 2005. This liquidated damages feature represents an embedded derivative. However, based on the de minimus value associated with this feature, no value has been assigned at issuance and at December 31, 2004;
Derivative explanation:
• The liquidated damages payment provision meets the definition of a derivative, as it has an underlying (failure to meet registration requirements), notional amounts (the $6 million debt or monthly principal payments), requires no initial net investment and has the characteristic of net settlement (as it required gross delivery of cash).
• The common stock registration requirement is not clearly and closely related to the debt host.
• Also, the payment of the maximum amount of liquidated damages of $2.9 million (1.5% of $6 million for 32 months) would double the investor’s initial rate of return.
Valuation of derivative by outside valuation firm:
• Since it is unlikely that Cardiogenesis will pay back the principal payments in cash and trigger the 3% premium payment provision, we assigned zero value to this derivative feature.
6)	The Note agreement contains certain events of default including delinquency, bankruptcy, change in control and stop trade or trade suspension. In the event of default, Laurus has the right to call the debt at a 30% premium, increase the note rate to the stated rate, increase the note rate by an additional 12%, foreclose on the collateral, and/or seek other remedies. Laurus’ right to increase the interest rate on the debt in the event of default represents an embedded derivative. However, based on the de minimus value associated with this feature, no value has been assigned at issuance and at December 31, 2004.
• The 12% interest premium meets the definition of a derivative, as it has underlying (event of default), a notional amount (the $6 million debt), requires no initial net investment and has the characteristic of net settlement (as it required gross delivery of cash).

Mr. Gary Todd
August 26, 2005

• The premium interest payment provision is not considered to be clearly and closely related to the debt host because it could result in a doubling of the investor’s initial rate of return on each monthly interest payment (FAS 133 para 13(b)).
• Further, certain events of default (change in control and stop trade/suspension) are not deemed to be clearly and closely related to the debt host.
Valuation of derivative by outside valuation firm:
• Since it is unlikely that we will fail to meet the registration requirements for shares issuable under the conversion of the Note or exercise of the Warrant, the liquidated damages provisions are unlikely to be triggered. Therefore, we assigned zero value to this derivative feature.

FORM 10Q RESPONSES
11) Consolidated Statements of Cash Flows, Pg. 3:
COMMENT: We note that you recorded a gain on debt extinguishment of $307,000 during the three months ended March 31, 2005. The notes to future interim financial statements should present disclosure about nature and derivation of significant gains and losses included in income for the period. Please also tell us about this gain supplementally. Show us that your accounting is appropriate.
RESPONSE: Our first quarter P&L correctly includes, as a component of non operating income/loss, a loss of approximately $249,000 in connection with debt extinguishment. However, our statement of cash flows incorrectly disclosed a gain of $308,000 in connection with debt extinguishment. The correct amount in our cash flow statement should have been a loss of $249,000. Please refer to our statement of cash flows for the six months ended June 30, 2005 in our second quarter Form 10-Q filing for the corrected presentation of these transactions, inclusive of our first quarter activity.
The actual combined journal entries for the period ended March 31, 2005 were as follows:

Dr.	Accrued interest (converted at $0.50 per share conversion rate)	$80,000
Dr.	Convertible debt (at $0.50 per share conversion rate)	$332,000
Dr.	Loss upon conversion (non operating)	$249,000
Cr.	Convertible debt discount and issuance costs (pro rata reduction)	$105,000
Cr.	Common stock (public market values at dates of conversion)	$556,000

Mr. Gary Todd
August 26, 2005

12) Notes to Unaudited Condensed Consolidated Financial Statements, page 4
COMMENT: We see that Laurus converted a portion of the outstanding notes to equity in the first quarter. The notes to the future interim financial statements should present disclosure about significant stock issues or other significant changes to equity or indebtedness during the period
RESPONSE: We have noted your comment and will incorporate the change into our future filings.
**********
     The Company believes the above responses will address the comments raised by the Staff’s Comment Letter. We intend to incorporate the items outlined in this response into our future filings.
     In addition, we acknowledge that:
1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;
2) staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing: and
3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further comments or questions you may have to me directly at (714) 649-5066.

Very truly yours, /s/ Christine G. Ocampo Christine G. Ocampo

cc:	Sheri S. Boscaro Robert Steinberg, Jeffer Mangels LLP